SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __________)*

SERONO S.A.

(Name of Issuer)

Bearer Shares, nominal value CHF 25 per share

(Title of Class of Securities)

CINS: H32560106

(CUSIP Number)

Thomas J. Plotz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, D.C. 20037
(202) 663-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. CINS: H32560106	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ernesto Bertarelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (SEE INSTRUCTIONS) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,053,265
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,053,265
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. CINS: H32560106	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bertarelli & Cie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (SEE INSTRUCTIONS) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,036,930
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,036,930
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,036,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates consists of the Bearer Shares, nominal value CHF 25 per share (the “Bearer Shares”), of Serono S.A., a societe anonyme organized under the laws of Switzerland (the “Company”). The address of the Company’s principal executive offices is 15 bis, Chemin des Mines, Case Postale 54, CH-1211 Geneva 20, Switzerland.

Item 2.	IDENTITY AND BACKGROUND

(a)	The names of the filing persons (the “Reporting Persons”) are:

Ernesto Bertarelli

Bertarelli & Cie, a societe en commandite par actions organized under the laws of Switzerland. Ernesto Bertarelli is President, Managing Director and a shareholder of Bertarelli & Cie.

Schedule A to this Schedule 13D, which is attached hereto and incorporated herein by reference, sets forth the name, citizenship, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of the other Directors of Bertarelli & Cie, which persons are not Reporting Persons.

The Reporting Persons have held a controlling interest in the Company since before the Company had a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). The Reporting Persons previously reported their beneficial ownership of Bearer Shares on Schedule 13G, pursuant to Rule 13d-1(d), along with Maria-Iris Bertarelli and Donata Bertarelli Spaeth, Directors of Bertarelli & Cie who formed a group for purposes of Section 13(d)(3) of the Exchange Act with the Reporting Persons. As a result of the transactions described in Items 3, 4 and 5, the Reporting Persons may be deemed to have acquired in excess of 2% of the outstanding Bearer Shares within the preceding 12 months and Maria-Iris Bertarelli and Donata Bertarelli Spaeth disposed of their individually owned Bearer Shares. Accordingly, with the filing of this Schedule 13D the Reporting Persons have commenced reporting their beneficial ownership of Bearer Shares on Schedule 13D and Maria-Iris Bertarelli and Donata Bertarelli Spaeth are no longer deemed members of the Reporting Persons’ group.

(b)
The business address for Ernesto Bertarelli is c/o Serono International S.A., 15 bis, Chemin des Mines, Case Postale 54, CH-1211 Geneva 20, Switzerland. The business address for Bertarelli & Cie is c/o Kedge Capital (Suisse) S.A., Post Office Box 145, 2 Chemin des Mines, CH-1211 Geneva 20 Switzerland. See Schedule A hereto for information regarding the other Directors of Bertarelli & Cie.

(c)
Ernesto Bertarelli’s principal occupation is Vice Chairman and Chief Executive Officer of the Company, which is a biotechnology company. The Company’s principal business address is 15 bis, Chemin des Mines, Case Postale 54, CH-1211 Geneva 20, Switzerland.

The principal business of Bertarelli & Cie is holding participations in selected Swiss and non-Swiss companies, their management and their financing.

See Schedule A hereto for information regarding the other Directors of Bertarelli & Cie.

(d)
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). See Schedule A hereto for information regarding the other Directors of Bertarelli & Cie.

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. See Schedule A hereto for information regarding the other Directors of Bertarelli & Cie.

(f)	Ernesto Bertarelli is a citizen of Switzerland. See Schedule A hereto for information regarding the other Directors of Bertarelli & Cie.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 24, 2005, Bertarelli & Cie wrote Eurex-traded options to sell 410,000 Bearer Shares at CHF 875 per Bearer Share (“put options”) and received premiums in an aggregate amount of CHF 43,208,110, or CHF 105.39 for each Bearer Share covered by the put options (net of brokers’ commissions and Eurex fees), for writing the put options. On June 17, 2005, the holder(s) of the put options exercised the put options at their stated exercise price of CHF 875 per Bearer Share (CHF 358,750,000 in aggregate plus brokers’ commissions, Eurex fees and stamp tax in an aggregate of CHF 318,826). Bertarelli & Cie used working capital (including the aggregate premiums received on writing of the put options) and funds from a capital reduction of its wholly owned subsidiary, Emfeld Ltd, a Cayman Islands stock company, to meet its obligations under the put options. The effective net purchase price per Bearer Share, after deduction of the premiums received on writing of the put options, was CHF 769.61. Except for the 410,000 Bearer Shares acquired by Bertarelli & Cie on June 17, 2005, 35 Beurer shares acquired by Ernesto Bertarelli under the Company's Directors Share Purchase Plan on May 3, 2005,  and options to acquire 16,300 Bearer Shares held by Ernesto Bertarelli, all other Bearer Shares held by the Reporting Persons and reported on this Schedule 13D were acquired prior to the time the Company registered a class of equity securities under Section 12 of the Exchange Act.

Item 4.	PURPOSE OF TRANSACTION

The acquisition of securities by Bertarelli & Cie discussed in Item 3  was made for the purpose of consolidating the holdings of Bearer Shares owned by the members of the Bertarelli family into Bertarelli & Cie. The aggregate beneficial ownership of Bearer Shares by the Bertarelli family and its affiliated entity increased by 9,920 Bearer Shares (net) as a result of the transaction and the dispositions of Bearer Shares pursuant to the sale and exercise of call options described below.

On May 24, 2005, Ernesto Bertarelli, Maria-Iris Bertarelli and Donata Bertarelli Spaeth wrote Eurex-traded options to buy 401,080 Bearer Shares at CHF 675 per Bearer Share (“call options”) (Ernesto Bertarelli, 116,560 Bearer Shares; Maria-Iris Bertarelli, 154,000 Bearer Shares; and Donata Bertarelli Spaeth, 130,520 Bearer Shares) and received premiums in an aggregate amount of CHF 37,531,701, or CHF 93.58 for each Bearer Share covered by the call options (net of brokers’ commissions and Eurex fees), for writing the call options. On June 17, 2005, the holder(s) of the call options exercised the call options at their stated exercise price of CHF 675 per Bearer Share (CHF 270,729,000 in aggregate plus brokers’ commissions, Eurex fees and stamp tax in an aggregate of CHF 241,701). The effective net sale price per Bearer Share, including the premiums received on writing of the call options, was CHF 768.58.

Bertarelli & Cie holds its Bearer Shares for investment and as a means of exercising voting control over the Company. Through its holding of Bearer Shares, as well as its holding of 9,189,300 (83.4%) of the Company’s class of Registered Shares, nominal value CHF 10 per share (the “Registered Shares”), which class of Registered Shares is not registered under Section 12 of the Exchange Act, Bertarelli & Cie holds 59.8% of the Company’s capital and 67.2% of the Company’s voting rights. Consistent with Swiss law and the Company’s Articles of Association, this capital and voting power gives Bertarelli & Cie the ability to control, among other things, the election of the Company’s directors and statutory auditors, amendments to the Company’s Articles of Association, approval of the Company’s annual report and the annual group accounts, and the setting of the Company’s annual dividend. The capital and voting power also give Bertarelli & Cie the power at a shareholders’ meeting to vote to:  change the Company’s purpose; create Company shares with privileged voting rights; restrict or lift the restriction on the transferability of the Registered Shares; authorize an increase to the Company’s capital; restrict or eliminate (under certain conditions) the preemptive rights of shareholders; and approve extraordinary transactions, such as mergers. Depending on market conditions and other factors, Bertarelli & Cie may sell or otherwise dispose of all or portions of its Bearer Shares, or purchase additional Bearer Shares, if such sales or purchases would be desirable investments for its account portfolio. Bertarelli & Cie does not have any present plans or proposals with respect to any material change in the Company’s business or corporate structure, or, generally, any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Ernesto Bertarelli is Vice Chairman of the board of directors and chief executive officer of the Company. In such capacities, Mr. Bertarelli participates in compensatory plans open to other executive officers and directors pursuant to which he receives options to purchase Bearer Shares.

As Managing Director of Bertarelli & Cie, Ernesto Bertarelli has sole control of the voting of the Bearer Shares and the Registered Shares held by Bertarelli & Cie. Pursuant to the Articles and Shareholders Agreement of Bertarelli & Cie, Ernesto Bertarelli also has sole control over the disposition of the Bearer Shares held by Bertarelli & Cie. In addition, Ernesto Bertarelli holds individually 783,900 (7.1%) of the Company’s Registered Shares. Through his control of the voting of the Bearer Shares and Registered Shares held by Bertarelli & Cie, as well as his own holding of Registered Shares, Ernesto Bertarelli has the same voting control over the Company as Bertarelli & Cie, as described in the immediately preceding paragraph. Mr. Bertarelli does not have any present plans or proposals with respect to any material change in the Company’s business or corporate structure, or, generally, any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D. Nevertheless, Mr. Bertarelli reserves the right to take any and all actions with respect to the Company or its equity securities as may be permitted by law.

See Schedule A hereto for information regarding the other Directors of Bertarelli & Cie.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a-b)	With respect to Ernesto Bertarelli:

(a)
Amount beneficially owned: 5,053,265 shares, including 5,036,930 shares held by Bertarelli & Cie and 16,300 shares that Mr. Bertarelli has the right to acquire within 60 days after June 27, 2005 upon the exercise of stock options.

(b)	Percent of class: 49.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,053,265

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,053,265

(iv)	Shared power to dispose or to direct the disposition of: 0

With respect to Bertarelli & Cie:

(a)	Amount beneficially owned: 5,036,930

(b)	Percent of class: 49.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,036,930

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,036,930

(iv)	Shared power to dispose or to direct the disposition of: 0

Bertarelli & Cie disclaims beneficial ownership of shares owned individually by Ernesto Bertarelli.

See Schedule A hereto for information regarding the other Directors of Bertarelli & Cie. The Reporting Persons disclaim beneficial ownership of any Bearer Shares owned individually by the persons listed on Schedule A.

(c)  Items 3 and 4 are incorporated by reference herein. In addition, since December 31, 2004, options to acquire 6,500 Bearer Shares have become exercisable by Ernesto Bertarelli. In addition, on May 3, 2005, Ernesto Bertarelli acquired 35 Bearer Shares, at a per share price of CHF 656.20, pursuant to the Company's Directors Share Purchase Plan. See Schedule A hereto for information regarding the other Directors of Bertarelli & Cie.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Articles of Bertarelli & Cie, dated December 21, 2004, are filed as an exhibit to this Schedule 13D and are incorporated by reference herein. The Shareholders Agreement, dated June 16, 2005, by and among Ernesto Bertarelli, Maria-Iris Bertarelli and Donata Bertarelli Spaeth is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Under the provisions of the Articles of Bertarelli & Cie, the power to vote the securities held by Bertarelli & Cie is delegated to the Managing Director, Ernesto Bertarelli, who is entrusted with the day-to-day management of Bertarelli & Cie’s business. The Articles also provide that decisions that would or could have the effect of reducing Bertarelli & Cie’s capital or voting control of the Company (including, specifically, sales of Company shares or failure to exercise pre-emptive rights) must be approved by a majority vote of the board of directors and, in addition, by each unlimited shareholder who does not have a fixed term, which are Ernesto Bertarelli, Maria-Iris Bertarelli and Donata Bertarelli Spaeth. If such persons approve the action, the action will be valid regardless of the failure of the remaining directors to approve the action because, under the terms of the Articles, Ernesto Bertarelli (with a tie-breaking vote as chairman of the board), Maria-Iris Bertarelli and Donata Bertarelli Spaeth hold an effective majority of the votes on Bertarelli & Cie’s board of directors.

Under the terms of the Shareholders Agreement, if Ernesto Bertarelli recommends to the board of directors of Bertarelli & Cie that it is in the interests of Bertarelli & Cie and its shareholders to dispose of all or part of the Company shares held by it, and if the board of directors decides to carry out such a disposition, Maria-Iris Bertarelli and Donata Bertarelli Spaeth have agreed not to hinder such a disposition.

See Schedule A hereto for information regarding the other Directors of Bertarelli & Cie.

Ernesto Bertarelli holds exercisable options to purchase 16,300 Bearer Shares that were granted to him in his capacity as a Director and an officer of the Company. The options have the following exercise prices and expiration dates:

Number of Options	Exercise Price in CHF	Expiration Date
1,200	546.25	04/01/2008
1,200	546.00	04/01/2009
1,600	512.50	06/10/2009
1,200	1,520.50	04/01/2010
2,600	1,346.00	04/01/2011
1,950	1,434.00	04/01/2012
2,500	649.00	04/01/2013
200	692.00	05/13/2013
3,750	789.00	04/01/2014
100	772.00	06/02/2015

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

(1)	Joint Acquisition Statement Pursuant to Rule 13d-1(k).

*(2)	Power of Attorney of Ernesto Bertarelli.

*(3)	Power of Attorney of Bertarelli & Cie.

(4)	Articles of Bertarelli & Cie, dated December 21, 2004.

(5)	Shareholders Agreement of Bertarelli & Cie, dated June 16, 2005.

*Previously filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2005

*
Ernesto Bertarelli

BERTARELLI & CIE

		By:	/s/ Thomas J. Plotz
		Name:	Thomas J. Plotz
		Title:	Attorney-in-Fact

*By:	/s/ Thomas J. Plotz
Thomas J. Plotz, Attorney-in-Fact

Schedule A to Schedule 13D

Name	Citizenship	Business Address	Present Principal Business Activity	Employer
Maria-Iris Bertarelli	Switzerland	c/o Kedge Capital (Suisse) S.A., P.O. Box 145, 2 Chemin des Mines, CH-1211 Geneva 20, Switzerland	Private Investor	N/A
Donata Bertarelli Spaeth	Switzerland	c/o Kedge Capital (Suisse) S.A., P.O. Box 145, 2 Chemin des Mines, CH-1211 Geneva 20, Switzerland	Chairwoman	Bertarelli Foundation, a non-profit formed to promote understanding of human inferitility
Georges Muller	Switzerland	2 Avenue de Montbenon, 1002 Lausanne, Switzerland	Attorney; Company Director	Bourgeois, Muller, Pidoux & Partners
Ernesto Pinci	Italy	Via di Porta Pinciana 34, 00187 Rome, Italy	Consultant	Self-Employed
Rodolfo Bogni	Italy	10 Stanhope Gate London, W1K 1AL United Kingdom	Company Director	Steadfast Advisory Services Ltd

To the knowledge of the Reporting Persons, no person who is listed on Schedule A beneficially owns any Bearer Shares, other than Mr. Muller, who holds 1,517 Bearer Shares and options to purchase an aggregate of 2,350 Bearer Shares that are exercisable within 60 days after June 27, 2005, and Mr. Pinci, who owns 1,000 Bearer Shares. To the knowledge of the Reporting Persons, all such Bearer Shares are held with sole power to vote and dispose of such Bearer Shares.

With respect to Maria-Iris Bertarelli and Donata Bertarelli Spaeth, see Item 4 with regard to transactions entered into within the preceding 60 days. On May 3, 2005, Mr. Muller acquired 718 Bearer Shares at a per share price of CHF 656.20 pursuant to Company's Directors Share Purchase Plan. To the knowledge of the Reporting Persons, no other transactions were entered into by the persons listed on Schedule A within the preceding 60 days.

During the last five years, to the knowledge of the Reporting Persons, no person who is listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to the knowledge of the Reporting Persons, no person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A has any present plans or proposals with respect to any material change in the Company’s business or corporate structure, or, generally, any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Muller is a Director of the Company and serves as Chairman of the Company's Board of Directors. Each of the persons listed on Schedule A reserves the right to buy and sell Bearer Shares in pursuit of his or her personal investment objectives.

Each of the persons listed on Schedule A is a Director of Bertarelli & Cie and, accordingly, is bound by the terms of the Articles of Bertarelli & Cie described in Item 6. In addition, Maria-Iris Bertarelli and Donata Bertarelli Spaeth are parties to the Shareholders Agreement described in Item 6.